UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Securities Purchase Agreement

On July 22, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Securities Purchase Agreement, dated as of July 22, 2025 (the “July 2025 Securities Purchase Agreement”), with certain investors (the “July 2025 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the July 2025 Investors: (i) an aggregate of 269,459 of the Company’s Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”), (ii) pre-funded warrants to purchase an aggregate of 541,706 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “Pre-Funded Warrants”), (iii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $4.926 per share (the “Market Price Warrants”), and (ii) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $9.852 per share (the “200% Warrants” and together with the Pre-Funded Warrants and the Market Price Warrants, the “July 2025 Warrants”), for aggregate gross proceeds of $4,300,000.

The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Market Price Warrants and the 200% Warrants will be exercisable immediately and have a term of exercise equal to three years from the date of the closing under the July 2025 Securities Purchase Agreement (the “Closing Date”), subject to the Beneficial Ownership Limitation.

The July 2025 Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the resale of the Class A Ordinary Shares underlying the July 2025 Warrants. A July 2025 Warrant may not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 4.99%, or, if elected by the holder upon 61 days’ notice, 9.99%, of the total number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”).

The July 2025 Securities Purchase Agreement requires the Company to use the net proceeds from the sale of the Class A Ordinary Shares and the July 2025 Warrants under the July 2025 Securities Purchase Agreement to repay in full any indebtedness owed pursuant to each Senior Convertible Note, dated as of January 10, 2025, issued by the Company, and each Senior Convertible Note, dated as of March 3, 2025, issued by the Company (collectively, the “2025 Notes”). Any balance remaining will be used for general corporate and working capital purposes and to pay any fees and expenses in connection with the transactions contemplated by the July 2025 Securities Purchase Agreement.

The July 2025 Securities Purchase Agreement requires that prior to closing, the Company must obtain (i) a written waiver from each holder of the 2025 Notes of any participation rights, pre-emptive rights, or similar rights that would otherwise apply to the transactions contemplated under the July 2025 Securities Purchase Agreement, and (ii) an acknowledgment from each holder of the 2025 Notes that the antidilution provisions contained in any outstanding Company warrants held by each holder of the 2025 Notes shall not be applicable to the transactions contemplated under the July 2025 Securities Purchase Agreement. The July 2025 Securities Purchase Agreement also contains customary closing conditions.

In addition, the Company will be required to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 15 days following the Closing Date to register the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the July 2025 Warrants, and to use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as practicable, and no later than 90 calendar days following the Closing Date. The Company will also be required to maintain the effectiveness of such registration statement for so long as any Class A Ordinary Shares issued pursuant to the July 2025 Securities Purchase Agreement remain outstanding or issuable pursuant to the July 2025 Warrants and are not freely tradable without restriction under Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

The July 2025 Securities Purchase Agreement contains customary representations, warranties, covenants, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the July 2025 Securities Purchase Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

Prior to the entry into the July 2025 Securities Purchase Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the July 2025 Investors.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

The forms of the Pre-Funded Warrants, the Market Price Warrants, the 200% Warrants, and the July 2025 Securities Purchase Agreement are filed as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3, and Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement

In connection with the July 2025 Securities Purchase Agreement, on July 22, 2025, the Company entered into a Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025 (collectively, the “Redemption Agreements”), between the Company and each of certain investors (collectively, the “Note Investors”). Pursuant to the Redemption Agreements, the Company agreed to redeem each of the 2025 Notes, to the extent not previously converted or repaid, upon or within one business day after the closing under the July 2025 Securities Purchase Agreement. The Redemption Agreement provides that upon receipt of the redemption price, the Note Investors must surrender the 2025 Notes for cancellation, and all rights and obligations under the 2025 Notes will terminate. As a result of the prior conversion in full of the 2025 Notes on or around July 22, 2025, no indebtedness remained under the 2025 Notes, and the redemption price under the Redemption Agreements was $0.

The Redemption Agreements further provide for the cancellation of each of the warrants previously issued to the Note Investors on January 10, 2025 and March 3, 2025 (the “Prior 2025 Warrants”), and the exchange of the Prior 2025 Warrants for new warrants to purchase Class A Ordinary Shares (the “New 2025 Warrants”), pursuant to Section 3(a)(9) under the Securities Act. The New 2025 Warrants may be exercised to purchase 294,658 Class A Ordinary Shares in aggregate, and will expire on the same date that the respective Prior 2025 Warrants expired, which will be either January 10, 2028 or March 3, 2028, as set forth on Schedule A to the Redemption Agreements. The New 2025 Warrants may be exercised as a Cashless Exercise (as defined in the New 2025 Warrants) only if a registration statement covering the resale of the Class A Ordinary Shares issuable upon exercise of the New 2025 Warrants is not effective or the prospectus contained therein is not available for use. Each holder of the New 2025 Warrants shall not have the right to exercise any portion of any New 2025 Warrants to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of 4.99% after giving effect to such exercise. Such percentage may be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Additionally, the Note Investors waived and released claims relating to certain rights, restrictions, and conditions under the Securities Purchase Agreement, dated as of January 10, 2025, between the Company and certain of the Note Investors, and the Securities Purchase Agreement, dated as of February 28, 2025, between the Company and certain of the Note Investors (together the “2025 Notes Purchase Agreements”), with respect to any Subsequent Placements (as defined in the 2025 Notes Purchase Agreements), redemptions, cash dividends, share splits, reverse share splits, and any other subsequent transactions of the Company, and omissions from performing any remaining post-closing conditions under the 2025 Notes Purchase Agreements, without being subject to any price-based antidilution adjustments, resets, or similar effects, participation rights, or cash payment requirements upon changes of control, including any change of control redemption rights (the “2025 Notes Waived Matters”). In addition, the Note Investors waived and released claims relating to the requirement for the Company to make certain payments from proceeds of the Company’s at-the-market offering to the Note Investors under each Limited Waiver or Amended and Restated Limited Waiver, dated as of March 26, 2025, between the Company and the respective Note Investor.

Each of the Redemption Agreements includes a “most favored nations” provision that no other Note Investor will receive more favorable terms under any of the Redemption Agreements, and if more favorable terms are provided to any of the Note Investors under any of the Redemption Agreements, the other Note Investors will automatically receive the benefit of such terms unless the Note Investors elect otherwise.

The forms of the New Warrants and the Redemption Agreement are filed as Exhibit 4.4 and Exhibit 10.2 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286198, 333-286202, 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto
4.2	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto
4.3	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto
4.4	Form of Ordinary Shares Purchase Warrants pursuant to the Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto
10.1	Form of Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto
10.2	Form of Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 23, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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